Altair Ventures Incorporated (“Altair”) and Minera Altair, S.A. de C.V. (“Altair Sub”)
(together, the “Altair Companies”)
c/o 404-999 Canada Place, Vancouver, BC V6C 3E2

Effective February 1, 2010

Great Panther Silver Limited (“Great Panther”)
Suite 2100, 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3

-and-

Minera Mexicana El Rosario, S.A. de C.V. (“Great Panther Sub”)
Camino del Amanecer 409
Durango, Dgo. 34100

(together, the “Great Panther Companies”)

Dear Sirs/Mesdames:

Re:      Option Termination and Shares-for-Debt Settlement Transaction

WHEREAS:

A.         the Altair Companies and the Great Panther Companies wish to terminate the February 2, 2007 option agreement between Altair Sub, a wholly-owned subsidiary of Altair and Great Panther Sub, a wholly-owned subsidiary of Great Panther, (the “Option Agreement”) pursuant to which Altair Sub has an option to earn a 70% interest in Great Panther Sub’s Mexican mining claims named La Chiripa, Iran, Santo Niño and San Antonio located in the municipality of Guadalupe y Calvo, Chihuahua, Mexico (the “Property”);

B.          coincident with the termination of the Option Agreement, the Altair Companies and the Great Panther Companies wish to settle all of the outstanding debts owing from the Altair Companies to the Great Panther Companies (the “Indebtedness”); and

C.           the Indebtedness totals CAD $167,680.

In consideration of the covenants and agreements set out herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Altair Companies and the Great Panther Companies hereby agree as follows:

1.

Shares for Debt. The Great Panther Companies hereby agree to accept 1,117,866 fully paid and non-assessable Common shares in the capital stock of Altair (the “Shares”) issued to and registered in the name of Great Panther Silver Limited at a deemed issue price of $0.15 per share as full payment and satisfaction of the Indebtedness and any and all any and all rights, claims, actions, causes of action, suits, judgments, debts, dues, accounts, bonds, covenants, contracts, claims, demands, damages, legal costs, interest, expenses or compensation of whatever kind, whether known or unknown, suspected or unsuspected, arising in law or in equity, which either or both of Great Panther and Great Panther Sub, or their respective, administrators, agents, successors and assigns, or any of them, has had, now has or may hereafter have arising out of or in any way resulting or arising from or connected with the Option Agreement and the Property (the “Transaction”).

2.

Hold Periods. The Great Panther Companies acknowledge and agree that the Shares will be subject to a hold period during which they may not be traded except pursuant to available exemptions from prospectus and registration requirements of the applicable securities laws.

3.

Termination of the Option Agreement. Upon the acceptance for filing of this Agreement by the TSXV Venture Exchange and the issuance of the Shares, the Transaction will be deemed to be effective and the Option Agreement will be deemed to be terminated and of no further force or effect, without any need for further notice to or action by any of the parties hereto, the Altair Companies will be deemed to have irrevocably relinquished any and all rights to or in the Property, and the Great Panther Companies will be entitled to retake, for all purposes, the exclusive possession of the Property.

4.	TSX Approval. The Transaction and the termination of the Option Agreement are conditional upon the acceptance for filing of this Agreement with the TSX Venture Exchange.

5.	Exchange Requirements. The Great Panther Companies will execute any and all documentation as may be required by the TSX Venture Exchange respecting the Transaction and the issuance of the Shares.

6.	Governing Law. This Agreement will be governed by the construed in accordance with the laws of the Province of British Columbia.

[NTD: Fayyaz, regarding governing law, the Option Agreement is governed by Mexican law. Altair should check with its Mexican counsel as to any actions that might be required under Mexican law in order to ensure that this Agreement will be effective.]

7.

Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any and every prior agreement of understanding between the parties hereto, whether oral or written or partly oral and partly written.

8.	No Amendments. No modification of this Agreement will be valid unless in writing and signed by the Parties hereto.

9.

Further Assurances. Each party will make, execute and do so cause to be make, executed or done all necessary agreements, deeds and acts which may be necessary to protect, secure or otherwise ensure compliance by them with the terms of this Agreement, including, without limitation, any such matters as are reasonably necessary to cancel any public registrations of the Option Agreement on the public records relating to the Property.

10.

Successors and Assigns. This Agreement will be binding upon and will enure to the benefit of the Altair Companies and Great Panther Companies and their respective successors and permitted assigns; provided that this Agreement will not be assigned, in whole or in part, by any of the Altair Companies and Great Panther Companies to any other person, firm or corporation, without the prior written consent of the other parties hereto.

11.

No Waiver. No waiver of any breach of any term of this Agreement will be effective unless that waiver is in writing and signed by the party against whom that waiver is claimed. No waiver of any breach will be or be deemed to be a waiver of any other or subsequent breach.

12.	Severability. Each provision of this Agreement is declared to constitute a separate and distinct covenant and to be severable from all other such separate and distinct covenants.

If you agree that this letter sets out the terms and conditions of our Agreement, and notwithstanding the date of execution and delivery, this Agreement will be effective as between the Altair Companies and the Great Panther Companies as of February 1, 2010, then please sign and return to me a copy of this letter signed by authorized signatories of the Great Panther Companies where indicated below.

Yours Truly,

Altair Ventures Incorporated	Minera Altair, S.A. de C.V.

Per: ___________________________________________________	Per: ___________________________________________________
Authorized Signatory	Authorized Signatory

Accepted and agreed to by the undersigned, to be effective as between the Altair Companies and the Great Panther Companies as of February 1, 2010.

Great Panther Silver Limited	Minera Mexicana El Rosario, S.A. de C.V.

Per: ___________________________________________________	Per: ___________________________________________________
Authorized Signatory	Authorized Signatory